FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                For July 3, 2001


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                         Form 20-F  X            Form 40-F
                                   ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                         Yes                      No  X
                             ---                     ---

                                    Regus plc

                                INDEX TO EXHIBITS



Item

1.  Press release of Regus plc, dated July 3, 2001.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             Regus plc




Date: July 3, 2001                           By: /s/ Stephen Stamp
                                             -----------------------------
                                             Name:  Stephen Stamp
                                             Title: Group Finance Director





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